
September 26, 2014

Via E-mail
Mr. Timo Ihamuotila
Chief Financial Officer
Nokia Corporation
Karakaair 7, P.O. Box 226
FI-02610 NOKIA GROUP
Espoo, Finland

      Re: Nokia Corporation
              Form 20-F for the Year Ended December 31, 2013
              Filed April 30, 2014
              File No. 001-13202

Dear Mr. Ihamuotila:

We have reviewed your response letter dated September 2, 2014 and your filing and have the following comment. In our comment, we have asked you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Note 9. Impairment

Goodwill, page F-44

1.   We note in your response to comment 3 that it is your policy to measure the recoverable amount of your CGUs based on their fair value less costs to dispose. We also note that you determine fair value less cost of disposal using post-tax valuation assumptions. In addition, you disclose on page F-44 that your HERE CGU net cash flow projections includes assumptions regarding pricing as well as your continued focus on cost efficiencies. Please explain to us why it is appropriate to make these assumptions when determination fair value as they appear to be company specific and not what a market participant would use when pricing the asset. We refer you to the guidance in paragraph 53A of IAS 36.

Please file all correspondence over EDGAR. You may contact Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact Kate Beukenkamp, Attorney-Advisor at (202) 551-6971 or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Robert S. Littlepage, for

Larry Spirgel
Assistant Director